Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Bank of New York Mellon Corporation:

We consent to the incorporation by reference in the Registration Statement (no. 333-144216) on Form S-8 of The Bank of New York Mellon Corporation of our report dated June 20, 2008 with respect to the statements of net assets available for plan benefits of the Mellon 401(k) Retirement Savings Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Mellon 401(k) Retirement Savings Plan.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 20, 2008